UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Berryessa            Donald                  Oliver
---------------------- ----------------------- --------------------------------
   (Last)               (First)                 (Middle)


   6008 Ashley Court
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                                    (Street)

   Pleasanton             CA                      94588
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

AMERICAN CHAMPION ENTERTAINMENT, INC. (Nasdaq SmallCap Market - "ACEI")

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   June 1999
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5. If Amendment, Date of Original (Month/Year)






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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)
   Former Director and Officer resigned June 30, 1999
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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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

                                                  4. Securities Acquired (A)  5. Amount of  6. Owner-
                                                     or Disposed of (D)       Securities    ship Form:
                                    3. Transac-      (Instr. 3, 4 and 5)      Beneficially  Direct    7. Nature
                        2. Transac-    tion Code  --------------------------  Owned at End  (D) or    of Indirect
                         tion Date  (Instr. 8)               (A)              of Month      Indirect  Beneficial
1. Title of Security    (Month/Day  -------------            or               (Instr. 3     (I)       Ownership
(Instr. 3)                 Year)    Code      V     Amount   (D)    Price     and 4)        (Instr. 4)(Instr. 4)
----------------------- ----------- ------- ----- ---------- ---- ----------  ------------  --------- ----------
Common Stock (1)          06/21/99     M      V      40,000   A      $1.250                     D
----------------------- ----------- ------- ----- ---------- ---- ----------  ------------  --------- ----------
Common Stock (1)          06/21/99     M      V     100,000   A      $1.031                     D
----------------------- ----------- ------- ----- ---------- ---- ----------  ------------  --------- ----------
Common Stock (1)          06/21/99     M      V      10,000   A      $0.094                     D
----------------------- ----------- ------- ----- ---------- ---- ----------  ------------  --------- ----------
Common Stock (2)                                                                  290,500       D
----------------------- ----------- ------- ----- ---------- ---- ----------  ------------  --------- ----------
Common Stock (3)                                                                   28,100       I     Spouse
----------------------- ----------- ------- ----- ---------- ---- ----------  ------------  --------- ----------

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* If the form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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



                         2.
                         Conver-                       5.                                   7.
                         sion                          Number of                            Title and Amount
                         or                            Derivative       6.                  of Underlying        8.
                         Exer-                         Securities       Date                Securities           Price
                         cise     3.                   Acquired (A)     Exercisable and     (Instr. 3 and 4)     of
                         Price    Trans-   4.          or Disposed      Expiration Date    --------------------  Deriv-
1.                       of       action   Transac-    of (D)           (Month/Day/Year)               Amount    ative
Title of                 Deriv-   Date     tion Code   (Instr. 3,      -------------------             or        Secur-
Derivative               ative    (Month/  (Instr. 8)  4 and 5)         Date     Expira-               Number    ity
Security                 Secur-   Day/     ----------- ---------------  Exer-    tion                  of        (Instr.
(Instr. 3)               ity      Year)    Code    V    (A)     (D)     cisable  Date       Title      Shares    5)
----------------------   -------- -------- ------ ---- ----- --------- --------- --------- ----------- -------- ---------
Employee Stock Option (4) $1.250  06/21/99    M    V           40,000  01/01/99  07/30/99  Common Stock 40,000
----------------------   -------- -------- ------ ---- ----- --------- --------- --------- ----------- -------- ---------
Employee Stock Option (4) $1.031  06/21/99    M    V          100,000  05/19/99  07/30/99  Common Stock 100,000
----------------------   -------- -------- ------ ---- ----- --------- --------- --------- ----------- -------- ---------
Employee Stock Option (4) $0.094  06/21/99    M    V           10,000  06/07/99  07/30/99  Common Stock 10,000

9.       10.
Number   Owner-
of       ship
Deriv-   Form of
ative    Deriv-   11.
Secur-   ative    Nature
ities    Secur-   of
Bene-    ity:     In-
ficially Direct   direct
Owned    (D) or   Bene-
at End   In-      ficial
of       direct   Owner-
Month    (I)      ship
(Instr.  (Instr.  (Instr.
4)       4)       4)
-------- -------- --------
40,000             0
-------- -------- --------
100,000            0
-------- -------- --------
10,000             0

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
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(1) Common Stock per exercise of employee stock options.

(2) Includes 140,500 shares already owned.

(3) The 28,100 shares are owned by spouse, total shares beneficially owned equaling 318,600

(4) Exercise of employee stock options had to be made within 30 days of resignation of company as per the the Stock Option Agreement.




           /s/ Don Berryessa                             July 9, 1999
------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.